Ready Mix, Inc.
3430 East Flamingo Road, Suite 100
Las Vegas, Nevada 89121
(702) 433-2090

August 23, 2005

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:
Ready Mix, Inc. — Form S-1
File Number 333-122754

Attn:
Brigitte Lippmann
Mail Stop 7010

Dear Ms. Lippmann:

        On behalf of Ready Mix, Inc. we herewith request acceleration of the effective date of the offering to August 23, 2005 at 4:00 PM Eastern Daylight Time, or as soon as practicable thereafter.

        We acknowledge that:

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  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Ready Mix, Inc.
By: /s/ ROBERT R. MORRIS Robert R. Morris President